04031358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Commonwealth Industries, Inc.
Exact name of Registrant as Specified in Charter

0000934747
Registrant CIK Number

Form 11-K for year ended December 31, 2003
Electronic Report, Schedule or Registration Statement of Which the Documents are a Part

0-25642
SEC File Number

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Louisville, State of Kentucky, June28, 2004.

By: ____________________
John F. Barron
Corporate Controller

Exhibit 13.1

Commonwealth Industries, Inc.
401(k) Plan

Plan #002 EIN #13-3245741

Report on Audits of Financial Statements
for the years ended December 31, 2003 and 2002

and Supplemental Schedule
for the year ended December 31, 2003

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville KY 40202-4264
Telephone (502) 589 6100
Facsimile (502) 585 7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of Commonwealth Industries, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Commonwealth Industries, Inc. 401(k) Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 22, 2004

Commonwealth Industries, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002

	2003	2002
Investments, at fair value:		
Mutual funds	$ 19,808,868	$ 13,946,648
Investment contract	25,241,631	26,025,922
Commonwealth Industries, Inc. common stock	9,072,667	6,796,049
Participant loans	1,692,694	1,530,154
Total investments	55,815,860	48,298,773
Receivables:		
Employer contribution	28,890	80,135
Employee contributions	64,572	16,450
Interest and dividends	2,963	752
Total receivables	96,425	97,337
Net assets available for benefits	$ 55,912,285	$ 48,396,110

The accompanying notes are an integral part of the financial statements.

Commonwealth Industries, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Employee contributions	$ 2,729,790	$ 2,656,763
Employer contribution	1,143,930	1,005,038
Investment income	1,288,011	1,602,700
Interest on loans	105,701	120,908
Net appreciation (depreciation) in fair value of investments	6,812,042	(3,102,622)
Transfers from the Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan	1,330	221,555
Total additions	12,080,804	2,504,342
Deductions:		
Benefits paid to participants	4,536,192	3,957,390
Administrative expense	28,437	21,120
Total deductions	4,564,629	3,978,510
Net increase (decrease)	7,516,175	(1,474,168)
Net assets available for benefits:		
Beginning of year	48,396,110	49,870,278
End of year	$ 55,912,285	$ 48,396,110

The accompanying notes are an integral part of the financial statements.

1. **Description of the Plan:**

Commonwealth Industries, Inc. (the "Corporation") operates principally in the United States in two segments. The aluminum segment manufactures common alloy aluminum sheet for distributors, and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets. The following brief description of the Corporation's 401(k) Plan provides only general information. The plan document should be referred to for a more comprehensive description of the Plan's provisions.

a. **General:** The Plan is a defined contribution plan covering all nonbargaining employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. **Contributions:** Participants have the option of making thrift (after-tax) and/or Cash or Deferred Arrangement (CODA) (before-tax) contributions. Participating employees may elect to contribute up to 15% of their total compensation to the Plan. Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants' annual contributions are matched by the Corporation at 100% of the first 3% of the employees' compensation. Annual CODA contributions were limited to $12,000 and $11,000 per participant for the years ended December 31, 2003 and 2002, respectively. The Plan also provides that individuals may roll over all or part of a qualified total distribution from another tax-qualified plan. All employer contributions are initially invested in the Corporation's common stock. Participants have the option to immediately redirect their allocated portion of this contribution to other investment options. There were approximately 1,419 and 1,561 participants at December 31, 2003 and 2002, respectively. Employee and employer contributions are deposited with Connecticut General Life Insurance Company (CIGNA) where they are accumulated and invested on behalf of the Plan. In April 2004, CIGNA's retirement business was purchased and subsequently is known as Prudential Retirement.

c. **Participant Accounts:** Each participant's account is credited with the participant's contribution, the Corporation's contribution and allocations of plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. **Description of the Plan, continued:**

d. **Vesting and Forfeitures:** Participants become 100% vested in the Corporation's contributions at the end of three years of service. Upon separation from the Corporation, participants receive the full current value of their contributions and the vested portion of the Corporation's matching contributions. Participants who separate for reasons of retirement, death, disability, layoff (due to lack of work) or transfer at the request of the Corporation to a class of employment not covered by the Plan become fully vested in the value of the Corporation's contribution under the Plan at the time of such separation or transfer. Participants who separate for any other reason forfeit the unvested portion of the value of the Corporation's contribution. Such forfeitures may be returned to the participant's account if the participant returns to work before five full years elapse. If a participant does not return before five years elapse, any forfeited amount is used to reduce the Corporation's contribution for other participants at the end of the plan year. Forfeitures of $41,473 were used to reduce the Corporation contribution in 2003. Forfeitures of $90,238 were used to reduce the Corporation's contribution for 2002.

e. **Participant Loans:** A participant may request permission from the Benefits Committee (the Committee) to borrow from the funds all or a portion of such participant's elective deferral contributions, matching contributions, and rollover contributions under the Plan. The amount loaned to a participant cannot exceed the lesser of (i) $50,000 or (ii) one-half of the participant's vested employer and employee contributions. Loans bear interest based on a reasonable rate to be fixed by the Committee and shall be based on interest rates currently being charged for similar loans by local commercial lending institutions. The interest rate during 2003 and 2002 was prime plus one percentage point. Loans must be repaid within five years (or a reasonable time if the loan proceeds are applied to acquire or construct the participant's principal dwelling). All loan repayments are made to the Participant Loan Fund and then transferred back to the other funds. Interest earnings on participant loans are credited directly to the participants' accounts.

f. **Distributions and Withdrawals:** Effective January 1, 2003, distributions from the plan are made in the form of a lump-sum cash payment. Prior to that date, distributions from the Plan could be made in the form of an Annuity, a lump-sum cash payment (or a combination of those two forms), cash installments, or employer stock, if applicable.

Participants may withdraw thrift (after-tax) contributions and earnings on contributions once every twelve months. Subsequent contributions are allowed after a specified lapse of time as defined in the Plan. Withdrawal of CODA (before-tax) contributions requires the existence of specific conditions of financial hardship as defined in the Plan. Participants who have applied for withdrawal of CODA contributions are suspended from making further contributions for the next twelve months. Participant withdrawal of the Corporation's matching contributions or a rollover contribution is not permitted before the participant separates from the Corporation.

2. **Summary of Accounting Policies:**

   a. **Basis of Accounting:** The financial statements of the Plan are prepared under the accrual method of accounting.

   b. **Investment Valuation and Income Recognition:** The investment contract (Note 4) is valued at contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fair value of the Commonwealth Industries, Inc. common stock is determined by the closing market price per share on the last business day of the year. Temporary investments are stated at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents, in the accompanying statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   c. **Payment of Benefits:** Benefits are recorded when paid.

   d. **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   e. **Risks and Uncertainties:** The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

   f. **Reclassification:** Certain financial statement amounts have been reclassified in the prior year to conform with the current year presentation. These reclassifications had no effect on total net assets available for benefits or the increase/(decrease) in net assets available for benefits.

3. Investments:

The following table presents the fair value of the Plan's investments at December 31, 2003 and 2002. Investments representing 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are separately identified, respectively.

	Participation Units	Fair Value	Participation Units	Fair Value
CGLIC Fidelity Advisor Equity Growth Fund	58,793	$ 4,441,089	54,555	$ 3,125,887
Stock Index Fund	93,603	5,858,609	95,902	4,678,440
Other mutual funds	-	9,509,170	-	6,142,321
Total mutual funds		19,808,868		13,946,648
CGLIC Guaranteed Long-Term Account	543,125	25,241,631	586,321	26,025,922
Commonwealth Industries, Inc. common stock	900,957	9,072,667	995,029	6,796,049
Participant loans		1,692,694	-	1,530,154
Total investments		$ 55,815,860		$ 48,298,773

During 2003 and 2002, the Plan's investments, including bought, sold and held during the year, (depreciated) appreciated in value as follows:

	2003	2002
Mutual funds	$ 3,880,841	$ (5,052,625)
Commonwealth Industries, Inc. common stock	2,931,201	1,950,003
	$ 6,812,042	$ (3,102,622)

4. Investment Contract:

The Plan invests in The CGLIC Guaranteed Long-Term Account, which is an unallocated insurance contract. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by CIGNA. The contract is deemed to be fully benefit-responsive because although the trustee has the right to defer transfers or distributions under certain circumstances, the likelihood of occurrence of these circumstances is remote. The contract is included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contract approximates contract value. The average yield and crediting interest rate was approximately 4.7% and 5.9% for 2003 and 2002, respectively. The crediting interest rate is reviewed once a year and cannot be less than zero.

5. Plan Termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Corporation terminates or partially terminates the Plan, or permanently discontinues its contributions at any time, each participant affected will then become fully vested with the amount in their account. The Committee will determine the time and manner of distribution of benefits in the event of the Plan's termination.

6. Income Tax Status:

The Internal Revenue Service has determined and informed the Corporation by a letter dated August 20, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Administrative Expenses:

Certain administrative expenses are paid to CIGNA, the trustee, and therefore, qualify as party-in-interest transactions. Fees paid by the plan to CIGNA amounted to $28,437 and $21,120 at December 31, 2003 and 2002 respectively. Certain other administrative expenses of the Plan are paid by the Corporation.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,	
	2003	**2002**
Net assets available for benefits per the financial statements	$ 55,912,285	$ 48,396,110
Deemed distributions	(39,947)	(50,568)
Net assets available for benefits per the Form 5500	$ 55,872,338	$ 48,345,542

8. Reconciliation of Financial Statements to Form 5500, continued:

The following is a reconciliation of benefit payments to participants per the accompanying financial statements to the Form 5500:

	December 31, 2003	December 31, 2002
Benefit payments to participants per the financial statements	$ 4,536,192	$ 3,957,390
Deemed distributions	(10,621)	26,509
Benefit payments and payments to provide benefits per the Form 5500	$ 4,525,571	$ 3,983,899

Commonwealth Industries, Inc.
401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Connecticut General Life Insurance Company*	Fidelity Advisor Equity Growth Fund, 58,793 units at $75.54 per unit value	$ 4,441,089
Connecticut General Life Insurance Company*	Guaranteed Income, 543,125 units at $46.47 per unit value, variable interest rate, no maturity date	25,241,631
Connecticut General Life Insurance Company*	Lifetime 20 Fund, 12,337 units at $23.21 per unit value	286,337
Connecticut General Life Insurance Company*	Lifetime 30 Fund, 30,009 units at $23.41 per unit value	702,625
Connecticut General Life Insurance Company*	Lifetime 40 Fund, 29,671 units at $22.42 per unit value	665,087
Connecticut General Life Insurance Company*	Lifetime 50 Fund, 21,611 units at $22.17 per unit value	479,081
Connecticut General Life Insurance Company*	Lifetime 60 Fund, 4,128 units at $20.83 per unit value	85,967
Cigna Financial Services, Inc.*	Commonwealth Industries, Inc. Common Stock, 900,957 units at $10.07 per share value	9,072,667
Connecticut General Life Insurance Company*	S&P 500 Index, 93,603 units at $62.59 per unit value	5,858,609
Connecticut General Life Insurance Company*	St Global, 3,536 units at $117.79 per unit value	416,576
Connecticut General Life Insurance Company*	Janus Adviser Balanced Account, 57,552 units at $27.81 per unit value	1,600,248
Connecticut General Life Insurance Company*	Large CAP Value, 146,085 units at $14.38 per unit value	2,101,183

Commonwealth Industries, Inc.
401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued
December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Connecticut General Life Insurance Company*	Strong Opportunity-Investor, 9,333 units at $40.48 per unit value	$ 377,787
Connecticut General Life Insurance Company*	Mid CAP Growth, 75,083 units at $8.95 per unit value	671,723
Connecticut General Life Insurance Company*	Small CAP Growth, 36,452 units at $17.19 per unit value	626,752
Connecticut General Life Insurance Company*	International Blend, 145,950 units at $10.25 per unit value	1,495,804
Participant*	Loans, 5.0%-10.5% interest rate, variable maturity dates	1,692,694
		$ 55,815,860

**Party-in-interest to the Plan*

Exhibit 13.2

Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan
Plan #002 EIN #61-1377736

Report on Audits of Financial Statements
for the years ended December 31, 2003 and 2002

and Supplemental Schedule
for the year ended December 31, 2003

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville KY 40202-4264
Telephone (502) 589 6100
Facsimile (502) 585 7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the
Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 22, 2004

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002

	2003	2002
Investments, at fair value:		
Mutual funds	$ 11,107,146	$ 7,864,915
Investment contract	15,332,712	14,568,884
Commonwealth Industries, Inc. common stock	6,140,785	4,446,777
Participant loans	1,352,614	1,211,481
Total investments	33,933,257	28,092,057
Receivables:		
Employer contributions	338,214	349,513
Employee contributions	39,346	60,989
Interest and dividends	1,629	1,826
Total receivables	379,189	412,328
Net assets available for benefits	$ 34,312,446	$ 28,504,385

The accompanying notes are an integral part of the financial statements.

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Employees' contributions	$ 1,963,428	$ 1,877,766
Employer's contributions	307,154	340,062
Investment income	825,428	1,030,443
Interest on loans	88,079	98,731
Net appreciation (depreciation) in fair value of investments	4,199,844	(842,584)
Total additions	7,383,933	2,504,418
Deductions:		
Benefits paid to participants	1,563,247	2,112,101
Administrative expense	11,295	10,129
Transfer to the Commonwealth Industries, Inc. 401(k) Plan	1,330	221,555
Total deductions	1,575,872	2,343,785
Net increase	5,808,061	160,633
Net assets available for benefits:		
Beginning of year	28,504,385	28,343,752
End of year	$ 34,312,446	$ 28,504,385

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan:

Commonwealth Industries, Inc. (the "Corporation") operates principally in the United States in two segments. The aluminum segment manufactures common alloy aluminum sheet for distributors, and the transportation, construction, and consumer durables end-use markets. The electrical products segment manufactures flexible electrical wiring products for the commercial construction and do-it-yourself markets. The following brief description of the Commonwealth Aluminum Lewisport, LLC Hourly 401(k) Plan (the Plan) provides only general information. The plan document should be referred to for a more comprehensive description of the Plan's provisions.

a. General: The Plan is a defined contribution plan covering all collectively bargained employees at the Commonwealth Aluminum Plant in Lewisport, Kentucky. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions: Participants have the option of making thrift (after-tax) and/or Cash or Deferred Arrangement (CODA) (before-tax) contributions. Participation requires employee basic contributions of 1% to 6% of base salary (as defined in the Plan). Participants can direct the investment of their contributions into various investment options offered by the Plan. Participants' annual basic contributions are matched by the Corporation at a rate ranging from 25% to 50% depending on the Corporation's annual earnings performance as measured by a return on shareholders' investment formula specified in the Plan. A participant contributing the full 6% basic contribution may elect to contribute an additional 1% to 9% of base salary as a supplemental contribution. This supplemental contribution is not considered for purposes of the employer's match. Annual CODA contributions were limited to $12,000 and $11,000 per participant for the years ended December 31, 2003 and 2002, respectively. The Plan also provides that individuals may roll over all or part of a qualified total distribution from another tax-qualified plan.

In addition, the Corporation will contribute, under a profit sharing arrangement, an amount equal to a percentage (as determined in the Plan) of the first 6% of an employee's base salary in each year in which the return on shareholders' investment ratio is a positive value. This additional contribution will be reduced by any Performance Sharing Distributions allocated to the employees received as corporate matching contributions.

The Corporation's contributions for 2003 and 2002 were in the form of the Corporation's common stock. Participants had the option to immediately redirect their allocated portion of this contribution to other investment options. There were approximately 790 and 793 participants at December 31, 2003 and 2002, respectively. Employee and employer contributions are deposited with Connecticut General Life Insurance Company (CIGNA)

1. **Description of the Plan, continued:**

where they are accumulated and invested on behalf of the Plan. In April 2004, CIGNA's retirement business was purchased and subsequently is known as Prudential Retirement.

c. **Participant Accounts:** Each participant's account is credited with the participant's contribution, the Corporation's contribution, and allocations of plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. **Vesting and Forfeitures:** Participants become 100% vested in the Corporation's annual contributions at the end of five years of service. Upon separation from the Corporation, participants receive the full current value of their contributions and the vested portion of the Corporation's matching contributions. Participants who separate for reasons of retirement, death, disability, layoff (due to lack of work) or transfer at the request of the Corporation to a class of employment not covered by the Plan become fully vested in the value of the Corporation's contribution under the Plan at the time of such separation or transfer. Participants who separate for any other reason forfeit the unvested portion of the value of the Corporation's contribution. Such forfeitures may be returned to the participant's account if the participant returns to work before five full years elapse. If a participant does not return before five years elapse, any forfeited amount is used to reduce the Corporation's contribution for other participants at the end of the plan year. Forfeitures of $32,238 were used to reduce the Employee's contributions for 2003. Forfeitures of $17,141 were used to reduce the Employee's contributions for 2002

e. **Participant Loans:** A participant may request permission from the Benefits Committee (the Committee) to borrow from the funds all or a portion of such participant's elective deferral contributions, matching contributions, rollover contributions and profit sharing contributions under the Plan. The amount loaned to a participant cannot exceed the lesser of (i) $50,000 reduced by the excess of highest outstanding loan balance or (ii) one-half of the participant's vested employer and employee contribution. Loans bear interest based on a reasonable rate to be fixed by the Committee and shall be based on interest rates currently being charged for similar loans by local commercial lending institutions. The interest rate during 2003 and 2002 was prime plus one percentage point. Loans must be repaid within five years (or a reasonable time if the loan proceeds are applied to acquire or construct the participant's principal dwelling). All loan repayments are made to the Participant Loan Fund and then transferred back to the other funds. Interest earnings on participant loans are credited directly to the participants' accounts.

f. **Distributions and Withdrawals:** Distributions from the Plan are made in the form of a lump-sum cash payment.

1. Description of the Plan, continued:

Participants may withdraw thrift (after-tax) contributions and earnings on contributions once every twelve months. Subsequent contributions are allowed after a specified lapse of time as defined in the Plan. Withdrawal of CODA (before-tax) contributions requires the existence of specific conditions of financial hardship as defined in the Plan. Participants who have applied for withdrawal of CODA contributions are suspended from making further contributions for the next twelve months. Participant withdrawal of the Corporation's matching contributions or a rollover contribution is not permitted before the participant separates from the Corporation.

2. Summary of Accounting Policies:

a. **Basis of Accounting:** The financial statements of the Plan are prepared on the accrual basis of accounting.

b. **Investment Valuation and Income Recognition:** The investment contract (Note 4) is valued at contract value. The fair values of the mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fair value of the Commonwealth Industries, Inc. common stock is determined by the closing market price per share on the last business day of the year. Temporary investments are stated at cost which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the accompanying statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

c. **Payment of Benefits:** Benefits are recorded when paid.

d. **Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

e. **Risks and Uncertainties:** The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the

2. Summary of Accounting Policies, continued:

level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

f. **Reclassification:** Certain financial statement amounts have been reclassified in the prior year to conform with the current year presentation. These reclassifications had no effect on total net assets available for benefits or the increase/(decrease) in net assets available for benefits.

3. Investments:

The following table presents the fair value of the Plan's investments at December 31, 2003 and 2002. Investments representing 5% or more of the Plan's net assets as of December 31, 2003 and 2002 are separately identified, respectively.

	Participation Units	Fair Value	Participation Units	Fair Value
CGLIC Fidelity Advisor Equity Growth Fund	46,043	$ 3,477,975	36,238	$ 2,076,377
CGLIC Fidelity Ad Balance Fund	49,472	1,644,017	50,957	1,440,514
Vanguard Index 500 Fund	48,991	5,029,918	44,894	3,643,150
Other mutual funds		955,236		704,874
Total mutual funds		11,107,146		7,864,915
CGLIC Guaranteed Long-Term Account	329,915	15,332,712	328,213	14,568,884
Commonwealth Industries, Inc. common stock	609,806	6,140,785	651,065	4,446,777
Participant loans		1,352,614	-	1,211,481
Total investments		$ 33,933,257		$ 28,092,057

During 2003 and 2002, the Plan's investments, including investments bought, sold, and held during the year, (depreciated) appreciated in value as follows:

	2003	2002
Mutual funds	$ 2,191,508	$ (2,302,989)
Commonwealth Industries, Inc. common stock	2,008,336	1,460,405
	$ 4,199,844	$ (842,584)

4. Investment Contract:

The Plan invests in The CGLIC Guaranteed Long-Term Account, which is an unallocated insurance contract. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by CIGNA. The contract is deemed to be fully benefit-responsive because although the trustee has the right to defer transfers or distributions under certain circumstances, the likelihood of occurrence of these circumstances is remote. The contract is included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contract approximates contract value. The average yield and crediting interest rate was approximately 4.7% and 5.9% for 2003 and 2002, respectively. The crediting interest rate is reviewed once a year and cannot be less than zero.

5. Plan Termination:

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Corporation terminates or partially terminates the Plan, or permanently discontinues its contributions at any time, each participant affected will then become fully vested with the amount in their account. The Committee will determine the time and manner of distribution of benefits in the event of the Plan's termination.

6. Income Tax Status:

The Internal Revenue Service has determined and informed the Corporation by a letter dated August 20, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Administrative Expenses:

Certain administrative expenses are paid to CIGNA, the trustee, and, therefore, qualify as party-in-interest transactions. Fees paid by the Plan to CIGNA amounted to $11,295 and $10,129 at December 31, 2003 and 2002, respectively. Certain other administrative expenses of the Plan are paid by the Corporation.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$ 34,312,446	$ 28,504,385
Deemed distributions	(24,963)	(34,492)
Net assets available for benefits per the Form 5500	$ 34,287,483	$ 28,469,893

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	December 31, 2003	December 31, 2002
Benefit payments to participants per the financial statements	$ 1,563,247	$ 2,112,101
Deemed distributions	(9,529)	34,492
Benefit payments and payments to provide benefits per the Form 5500	$ 1,553,718	$ 2,146,593

Commonwealth Aluminum Lewisport, LLC
Hourly 401(k) Plan
Plan #002 EIN #61-1377736
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Connecticut General Life Insurance Company*	Fidelity Advisor Equity Growth Fund, 46,043 units at $75.54 per unit value	$ 3,477,975
Connecticut General Life Insurance Company*	Fidelity Advisor Balance Fund, 49,472 units at $33.23 per unit value	1,644,017
Connecticut General Life Insurance Company*	Guaranteed Long-Term Account #GA-36638-002, 329,915 units at $46.47 per unit value, variable interest rate, no maturity date	15,332,712
Vanguard	Index 500 Fund, 48,991 units at $102.67 per unit value	5,029,918
Connecticut General Life Insurance Company*	Lifetime 20 Fund, 11,183 units at $23.21 per unit value	259,568
Connecticut General Life Insurance Company*	Lifetime 30 Fund, 12,504 units at $23.41 per unit value	292,766
Connecticut General Life Insurance Company*	Lifetime 40 Fund, 13,398 units at $22.42 per unit value	300,325
Connecticut General Life Insurance Company*	Lifetime 50 Fund, 3,521 units at $22.17 per unit value	78,048
Connecticut General Life Insurance Company*	Lifetime 60 Fund, 1,178 units at $20.83 per unit value	24,529
Cigna Financial Services, Inc.*	Commonwealth Industries, Inc Common Stock 609,806 shares at $10.07 per share	6,140,785
Participant*	Loans, 5.0%-10.5% interest rate, variable maturity dates	1,352,614
		$ 33,933,257

**Party-in-interest to the Plan*